UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38246

VIVINT SMART HOME, INC.

(Exact name of registrant as specified in its charter)

Delaware	98-1380306
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4931 North 300 West

Provo, Utah 84604

Tel: (801) 377-9111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

* On March 10, 2023, pursuant to the Agreement and Plan of Merger, dated as of December 6, 2022, among Vivint Smart Home, Inc. (the “Company”), NRG Energy, Inc. (“Parent”) and Jetson Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2023

VIVINT SMART HOME, INC.

By:	/s/ Christine Zoino
Name:	Christine Zoino
Title:	Secretary